FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]       No [X]

                INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Announcement No. 11 - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on September 7, 2004.

Exhibit 1
---------



ANNOUNCEMENT NO. 11 - 2004


7 September 2004


As shareholder in Dampskibsselskabet NORDEN A/S we have today received following announcement from NORDEN: "Attransco (Bermuda) Ltd. and A/S Motortramp, which hold 15.6% and 32.0%, respectively, of the shares in D/S NORDEN (exclusive of own shares) are currently exploring the possibility of selling their shares and this may result in a complete or partial disposal".

TORM is still interested in a strategic combination of the two companies in order to create a large Danish shipping company within tank and bulk, listed at the stock exchange.

TORM does not intend to dispose of its shares in NORDEN and will actively follow the above strategy.




A/S Dampskibsselskabet TORM
Contact person: Klaus Kjaerulff, CEO
(tel.: +45 39 17 92 00, mobile: +45 40 10 81 11)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: September 9, 2004                 By: /s/ Klaus Nyborg
                                            --------------------------
                                                 Klaus Nyborg
                                                 Chief Financial Officer


03810.0001 #510519